GENCO RESOURCES’ LARGEST SHAREHOLDER DISPUTES
HAYWOOD COMMENTARY ON PROXY CONTEST

For Immediate Release

Vancouver, B.C., June 18, 2008 -- James R. Anderson, a former Board member and, together with his spouse, the largest shareholder of Genco Resources Ltd. of Vancouver, takes issue with a number of points contained in a June 12, 2008 commentary by Haywood Securities Inc. of Vancouver.

Haywood, which acted as lead agent in a $25 million Genco equity financing last summer, has now commented on the Genco proxy context initiated by Mr. Anderson. The June 12, 2008 commentary, by Andrew Kaip, appears to suggest that shareholders not vote for the three shareholder nominees proposed by Mr. Anderson. Since Genco Resources has made this report available to the public, Mr. Anderson would like to respond to it.

“I respect Mr. Kaip’s right to express his opinion, but I think he gives insufficient weight to the disappointing results that Genco has delivered ever since he initiated coverage in October 2007,” said Mr. Anderson. “Genco’s Board does not warrant Haywood’s support and I don’t see how Haywood clients will benefit from this recommendation.”

On October 9, 2007, in Mr. Kaip’s detailed 30-page initial Genco report, he explicitly disclosed certain material expectations that the company has since missed by a wide margin. At one time a copy of this report was also posted on Genco’s website but it must have been removed as it was not listed as of June 18, 2008. Genco’s performance shortfalls, which are among the main reasons that drove Mr. Anderson to launch the proxy contest, include the following:

  Genco’s administrative expenses for 2007 were $5.6 million. Mr. Kaip originally anticipated in October 2007 that such expenses would total just $3.5 million. Mr. Anderson believes that excessive compensation is primarily responsible for the difference.

  Genco’s loss for 2007 was $5.7 million or $0.16 per share. Mr. Kaip originally anticipated, in October 2007, that Genco would incur a 2007 loss of just $400,000 or $0.01 per share.

  Genco’s production for the last quarter of 2007 was just 136 tonnes per day. Mr. Kaip originally anticipated in October 2007 that management would reach 340 tonnes per day by the end of 2007.

  Genco’s feasibility study is now scheduled for completion in the third quarter of 2008. Mr. Kaip originally anticipated, in October 2007, that the study would be completed in the first quarter of 2008.

Mr. Anderson commented, "In my opinion, we have these problems because we have no comprehensive mine plan, management does not enforce production goals, management opposes sending consultants to Mexico to investigate and enhance mine performance, two directors are overpaid and the company has wasted its time, resources and cash on a conflicted deal."

“While Mr. Kaip acknowledged that he shares some of my concerns, on balance he is overly worried that key development personnel, especially President Greg Liller, may depart if we win. We are certainly ready to work with Genco’s key management personnel, including Mr. Liller. However, if Mr. Liller chooses to resign or is unable to meet performance targets, we are confident that we can hire a new and highly qualified mine management personnel at the same compensation level.”

As previously disclosed, Mr. Anderson filed a Shareholder Information Circular with Canadian securities regulators on June 10, 2008 and initiated a proxy solicitation process with the objective of replacing Robert Gardner (Chairman), Gordon Blankstein and Brian Smith as members of Genco’s seven-person Board of Directors. A copy of the Shareholder Information Circular, along with related information, is available at www.savegenco.com.

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The Shareholder Information Circular cites a number of concerns, including excessive compensation for Gardner and Blankstein; a non-arms-length transaction involving another company whose directors include Gardner, Blankstein and Smith; Gardner, Blankstein and Smith’s lack of operational expertise; poor corporate governance and the sustained and consistent stock selling in the open market by Gardner, Blankstein and Smith.

Said Mr. Anderson, “I don’t understand why Mr. Kaip maintains faith that Genco can meet complex long term goals such as an increase of production to 5,000 tonnes per day while ignoring the inability of Gardner and Blankstein to meet Genco’s stated near-term production target of 340 tonnes per day. This failure worries Genco shareholders, and it should worry Mr. Kaip too.”

“Gardner and Blankstein have received huge bonuses while failing to come close to meeting Genco’s long-stated production goal of 340 tonnes per day. Add that to their other excessive compensation, the questionable related-party transaction, poor corporate governance and massive open market selling of Genco shares by Gardner, Blankstein and Smith, and anyone can see that it is now crucial to change the Genco Board of Directors.”

About James Anderson

A resident of Sioux Falls, South Dakota, James R. Anderson is a former Board member and, together with his spouse, is the largest shareholder of Genco Resources Ltd. Mr. Anderson and his spouse own 5 million Genco shares, equivalent to 12.2% of the shares outstanding. He has been a purchaser of shares since 2005 and has never sold a Genco share.

Mr. Anderson is the founder, sole shareholder and Chief Executive Officer of Tennessee Eastern Gas and Oil Company and Southwestern Mineral Leasing Company. Anderson’s two companies conduct business in eight states across the United States and are involved in oil and gas exploration and production, and the purchase and leasing of mineral land. Mr. Anderson earned a Bachelor of Science Business degree in 1971 and a Juris Doctor degree in Law in 1974, both from the University of Minnesota, after which he practised as a general commercial litigator up until 2004. Mr. Anderson served on Genco’s Board from July 3, 2007 until May 21, 2008, when he resigned following his strong disapproval of $1 million in retroactive bonuses that Robert Gardner and Gordon Blankstein had proposed to award to themselves ($500,000 for each) while they controlled the Board’s Compensation Committee.

Mr. Anderson is one of three shareholder nominees for the Genco Board. The other two shareholder nominees are two long-time colleagues of Anderson: Lyle Weismantel and Charles Schroeder. Weismantel is a banker with more than 40 years of experience, including ten years as President and CEO of a Bremer Bank in Minnesota. Schroeder, a geologist and entrepreneur, has more than two decades of experience in resource development and owns two oil and gas companies. These successful businessmen will strengthen Genco’s Board and bring a much-needed drive to improve shareholder value.

You can learn more about all three shareholder nominees and the reasons for the proxy contest by reading the Shareholders’ Information Circular or by visiting www.savegenco.com

Voting your YELLOW proxy

Genco shareholders are asked to complete and return the YELLOW proxy so that much needed change can take place at Genco Resources Ltd. Your vote is important – please vote your YELLOW proxy today. Proxies should be completed in accordance with the instructions on the YELLOW proxy.

Your YELLOW proxy should be returned prior to 11:00 a.m. (Vancouver time) (being 2:00 p.m. (Toronto time)) on Monday, June 23, 2008, in order to be deposited with the Company in time to be used at the Meeting.

For assistance in voting your proxy, please contact Laurel Hill Advisory Group at 1-888-268-4498.

About Forward Looking Statements

Certain statements contained in this news release constitute forward-looking statements. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions are intended to identify forward-looking statements, however forward-looking statements may not include such terms. This news release may contain forward-looking statements relating to Anderson, the Shareholder Nominees, Genco, future management or Genco’s future financial or operational performance. Such statements reflect Anderson’s current views with respect to future events and are based on the information reasonably available to Anderson today. These statements are subject to certain risks, uncertainties and assumptions. Many factors could cause Genco’s actual results, performance or achievements that may be expressed or implied by such forward-looking statements to vary from those described herein should one or more of these risks or uncertainties materialize. Such factors include, but are not limited to, economic, business, competitive, political and regulatory factors, including changes in the price of precious metals. Except to the extent required by law, Anderson undertakes no obligation to update any forward-looking statements contained herein. Readers are cautioned not to place undue reliance on forward-looking statements contained herein.

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For more information please contact

Investors
Laurel Hill Advisory Group
North American toll-free 1-888-268-4498

Media
Longview Communications Inc.
Alan Bayless: 604-694-6035
David Ryan: 604-694-6031

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